Exhibit 99.2

Nasdaq Ticker: MWC Investor Presentation September 2026 Micware Co., Ltd.

This presentation contains forward - looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties . You can identify these statements by the fact that they do not relate strictly to historical or current facts . You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this presentation . These statements are likely to address our growth strategy, financial results, and future development programs . You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward - looking statements . These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not . No forward - looking statement can be guaranteed and actual future results may vary materially . Factors that could cause actual results to differ from those discussed in the forward - looking statements include, but are not limited to : assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items ; our ability to execute our growth and expansion plan, including our ability to meet our goals ; current and future economic and political conditions ; our ability to compete in our industry ; our capital requirements and our ability to raise any additional financing which we may require ; our ability to attract customers and further enhance our brand awareness ; our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business ; trends in our industry ; and other assumptions described in this presentation underlying or relating to any forward - looking statements . We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors” in our annual report on Form 20 - F (the “Annual Report”) filed with the U . S . Securities and Exchange Commission (the “SEC”) . We base our forward - looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made . We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied, or forecast by our forward - looking statements . Accordingly, you should be careful about relying on any forward - looking statements . Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward - looking statements after the distribution of this presentation, whether as a result of new information, future events, changes in assumptions, or otherwise . The forward - looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation . Except as required by law, we undertake no obligation to update or revise publicly any forward - looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events . You should read this presentation, along with the Annual Report and the documents that are filed as exhibits to the Annual Report, carefully and with the understanding that our actual future results may differ materially from what we currently expect . Industry Data and Forecasts This presentation contains references to market data and industry forecasts and projections, which were obtained or derived from publicly available information, reports of governmental agencies, market research reports, and industry publications and surveys . These sources generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed . Although we believe such information to be accurate, we have not independently verified the data from these sources . However, we acknowledge our responsibility for all disclosures in this presentation . Forecasts and other forward - looking information obtained from these sources are subject to the same qualifications and additional uncertainties and risks regarding the other forward - looking statements in this presentation due to a variety of factors, including those described in the section entitled “Risk Factors” in the Annual Report and elsewhere in this presentation . These and other factors could cause results to differ materially from those expressed in the forecasts and estimates . 2 Forward - Looking Statements

Investment Highlights

Why Invest in Micware?

01 **Strategic Engineering Partner to Leading Japanese OEMs**

Dual relationship: Toyota Motor Corporation ("Toyota") (since 2020) & Honda Motor Co., Ltd. ("Honda") (since 2022) are both customers and strategic shareholders of Micware

02 **Mass-Production Software Know-How and Reusable Assets**

Vehicle-generation experience, modular software assets, and development / quality know-how built through long-cycle original equipment manufacturers ("OEMs") programs

03 **Profitable Core Business Funding the Next Growth Phase**

Record-high gross margin and increased R&D investment provide a strong base to fund growth

04 **micAuto-PF: Turning Automotive Assets into Scalable Services**

Standardizing and commercializing automotive software assets through OEM Consulting, Software Defined Vehicles ("SDV") Services, licenses and products

05 **DynaPlanet: Long-Duration Spatial Intelligence Growth Option**

Commercialization has begun, while large-scale B2B / B2G / OEM deployments remain a medium- to long-term opportunity

3

Company Overview

Founded in 2003, Micware is a Japan-based automotive software developer specializing in-vehicle infotainment (“IVI”) systems, navigation software and mobility solutions for OEMs.

20+ years

of experience in software development in the automotive industry*

360+

patents in total*

600+

number of employees**

Our Products and Services

- In-vehicle platform software
- Navigation software
- Other mobility software
- B2C services

Our Key Customers

- **Toyota** holds **>10% of the equity interests in Micware.**
- **Honda** holds **>10% of the equity interests in Micware.**
- Other customers include Daihatsu Motor Co., Ltd. and Denso Corporation.

Our Global Operations

6 operating entities and **13** branch offices across Japan, with established subsidiaries in the U.S., Thailand, and Germany*



Micware North America, Inc.
United States
Micware Europe GmbH
Germany
Kobe Headquarters
Japan
Micware Asia Pacific Co., Ltd.
Thailand

Note: *As of June 30, 2026. **Approximate employee headcount as of June 11, 2026.

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How We Create Value Today A strategic automotive software engineering partner embedded in long - cycle OEM programs 1 OEM Co - Development Custom IVI, navigation, connected and mobility software Close integration with OEM development teams Mass - production program experience 2 Reusable Software & Know - How IVI / navigation software assets Development process and quality data Large - scale development & operations know - how 3 Follow - On / Recurring Value Maintenance and operations support Per - unit software licensing Follow - on projects across vehicle generations FY2026 Revenue Mix 5 80.0% Software Development Services 14 . 8% Licensing 5.2% Software - related Services The strategic objective is not to move away from engineering, but to capture more value from the software assets and know - how created through engineering.

1. Software Development Services Design and delivery of custom automotive software based on our proprietary IVI platform, which supports functions like navigation, multimedia, and connectivity 3. Other Software - related Services After - sales maintenance and support services, as well as B2C mobile app services unrelated to in - vehicle navigation 2. Licensing Licensing proprietary software modules to Tier 1 suppliers for integration into in - vehicle systems, typically on a per - unit basis Current Revenue Model 6

81.4% 15.0% 3.6% 76.7% 19.2% 4.1% FY2024 Audited FY2025 Audited R ev enue US$ Million Revenue Breakdown Note: FY2024 refers to the fiscal year ended February 29, 2024; FY2025 refers to the fiscal year ended February 28, 2025; FY2026 refers to the fiscal year ended February 28, 2026. All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board. Financial Highlights 116. 9 140. 2 140. 3 19.9% 0.1% 80.0% 5.2% 14.8% FY2026 Audited Software Development Services Licensing Software - related Services FY2024 Audited USD/JPY rate $1=¥149.90 7 FY2025 Audited USD/JPY rate $1=¥150.64 FY2026 Audited USD/JPY rate $1=¥156.05

9.1 8.8 10.3 FY2025 Audited FY2026 Audited 13.5 15.3 15.6 FY2024 Audited FY2025 Audited 35.5 49.1 51.6 FY2025 Audited FY2026 Audited 30 . 4% 35 . 0% 36 . 8% US$ Million Gross Margin % US$ Million Adjusted Operating Profit Margin (%) US$ Million Net Income Margin (%) Financial Highlights Note: FY2024 refers to the fiscal year ended February 29, 2024; FY2025 refers to the fiscal year ended February 28, 2025; FY2026 refers to the fiscal year ended February 28, 2026. All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board. *In evaluating its business, the Company uses certain non - GAAP measures as supplemental measures to review and assess its operating and financial performance, including Adjusted Operating Profit . Adjusted Operating Profit is a non - GAAP financial measure that is defined as operating profit plus one - time listing - related and other transformation expenses incurred in connection with the Company’s IPO and corporate transformation initiatives . Management uses Adjusted Operating Profit as a benchmark measurement of its own operating results, and as a benchmark relative to its competitors . Adjusted Operating Profit is not a measure of financial performance under accounting principles generally accepted in the United States (“U . S . GAAP”) and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under GAAP . Furthermore, this metric is not indicative of the Company’s overall results or indicators of past or future financial performance . The way the Company measures Adjusted Operating Profit may not be comparable to similarly titled measures presented by other companies . See the Appendix for a reconciliation of the Company’s operating profit, which the Company believes is the most directly comparable U . S . GAAP measure . 38.3% 5.1% 13.3% 2.0% 11 . 5% 10 . 9% 11 . 1% Adjusted Operating Profit* Gross Profit Net Income Attributable to the Company’s Ordinary Shareholders 17.0% 7 . 8% 6 . 3% 7 . 3% FY2024 Audited USD/ JPY rate $1=¥149.90 USD/JPY rate $1=¥150.64 USD/JPY rate $1=¥156.05 USD/JPY rate $1=¥149.90 USD/JPY rate $1=¥150.64 FY2026 Audited USD/JPY rate $1=¥156.05 FY2024 Audited USD/JPY rate $1=¥149.90 8 USD/JPY rate $1=¥150.64 USD/JPY rate $1=¥156.05

Note: *Total indebtedness includes short term borrowings, current portion of long - term borrowings, and long - term borrowings. All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board. Financial Highlights Cash and Cash Equivalents US$ Million 27. 9 50. 9 52. 9 US$ Million 32. 2 40. 3 34. 5 Total Indebtedness* As of February 29, 2024 USD/JPY rate $1=¥149.90 As of February 28, 2025 USD/JPY rate $1=¥150.64 As of February 28, 2026 USD/JPY rate $1=¥156.05 As of February 29, 2024 USD/JPY rate $1=¥149.90 9 As of February 28, 2025 USD/JPY rate $1=¥150.64 As of February 28, 2026 USD/JPY rate $1=¥156.05

Key FY2026 Financial Takeaways 1 2 3 Sustainable Margin Expansion Driving Profit Growth Our gross margin improvement of +1.8% pts YoY to 36.8% , resulting in record - high gross margins and sustainable profitability rather than one - off gains. Profitable Growth While Accelerating Strategic R&D Investment Even with a significant + 40 . 0 % YoY increase in R&D expenses, both operating profit and adjusted operating profit expanded , demonstrating the ability to fund future innovation while maintaining and expanding earnings . Deep OEM Integration Positions Us for SDV Growth Strong, long - term relationships with leading global OEMs , particularly those with long development cycles, underscore the ability to secure recurring and follow - on projects in the evolving SDV space. 10

Strategic Direction Driving Long - Term Value Through Technology and Execution Supplier Platform Provider Founded in Kobe, Japan as a small team focused on developing car audio and navigation systems Recognized as one of the leading Japan - based IVI Tier 1 software suppliers Scaled into a global team with around 600 members worldwide * Capture new opportunities Build a strong platform for the evolving mobility solutions Accelerate global expansion Create long - term value by expanding beyond traditional boundaries Note: *Approximate employee headcount as of June 11, 2026. Developer 200 3 ~202 4 2026 11

Our Mission for Growth

The Two Growth Pillars of Our AI-centric Platform Strategy

micAuto-PF MISSION		×	DynaPlanet-PF MISSION	
01	Maintain IVI domain		01	Collect dynamic data***
02	Expand ADAS* domain		02	Build dynamic spaces***
03	Expand market via Connected**		03	Preserve spatial data
04	Expand quality & assurance		04	Commercialize spatial platform

Go beyond convention through AI

Effective September 1, 2026, Micware Navigations Co., Ltd. was renamed Micware Spacia Co., Ltd. to lead spatial information, and automotive operations were consolidated into Micware Automotive Co., Ltd. (“MAC”) and Micware Mobility Co., Ltd. (“MMC”).

Note: *ADAS: Advanced Driver Assistance Systems. **Connected: Connected Service. ***DynaPlanet's data and space elements.

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Future Growth Investment Priorities

Strategic Allocation of Capital by Business Segment

IPO Net Proceeds* + Cash from Operations

Software Defined Vehicles

30%

Key Product

micAuto-PF

Maintain and expand our established automotive software platform business

Location-Based Services

70%

Key Product

DynaPlanet

(formerly known as "DSMM")

Accelerate development of scalable recurring-revenue businesses

Allocation of IPO Proceeds

- Approximately **44%** for our DynaPlanet project and the expansion of micAuto-PF, including the commercialization and scaling of DynaPlanet and micAuto-PF, strategic investments to strengthen technologies, service offerings, and market access related to DynaPlanet and micAuto-PF, the development and expansion of our service line-up, and the enhancement of foundational technologies that support DynaPlanet and micAuto-PF;
- Approximately **36%** for general corporate purposes, including working capital as well as operating expenses;
- Approximately **12%** for strategic investments within our SDV and LBS segments, other than the DynaPlanet and micAuto-PF-related initiatives described above, that offer complementary technologies, services, or market access to strengthen our competitive position; and
- Approximately **8%** for marketing and advertising.

Note: *Includes the Underwriter's full exercise of its over-allotment option on May 27, 2026, in connection with the IPO.

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micAuto-PF, a Proprietary IVI software Platform

Technical Characteristics

- Utilization of Google Automotive Service for efficient Android app lifecycle managements
- Modular design enables reuse of software components across projects
- Strong cross-platform compatibility across OS, I/O devices, and cloud features
- Continuously improved through close OEM collaboration

micAuto-PF

Our Proprietary IVI Software Platform



Strategic Business Value

- Foundation for customized IVI solutions across client requirements and vehicle types
- Reduced duplicated engineering effort for more predictable timelines
- Economies of scope, improving cost structure
- Foundation for deeper long-term OEM relationships

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micAuto-PF: From OEM Consulting to SDV Services

20+ years of automotive software assets × AI-driven engineering × stepwise expansion into higher-value services

CURRENT REVENUE BASE

1 OEM Consulting

- OEM co-development & engineering
- AI transformation support
- Maintenance & operations

+

GROWTH

2 SDV Service

- Software Development Kit (“SDK“) / Application Programming Interface (“API”) usage fees
- Vehicle data licenses
- Connected service usage fees

+

LONGER TERM

3 Mobility Physical AI

- Software licenses for mobility
- Connected / Over-The Air (“OTA“) operating fees
- New physical AI initiative

Current status

No OEM has signed a contract for the micAuto-PF platform product itself. As clarified in the Company's September 2026 Growth Strategy disclosure, "micAuto-PF" as a management category also refers to the broader revenue target of MAC/MMC/Micware North America, Inc., not all of which is platform revenue — current-year revenue (7 OEMs, ¥19.0bn target) is generated entirely through existing OEM Consulting contracts, including Honda.
A contract for the platform product itself remains the key validation milestone.

15

DynaPlanet, an Intelligent 3D Platform

Dynamic Street Map and Market Place (DSMM)

DynaPlanet

DynaPlanet

Dynamic Street Map and Market Place (DSMM) has been renamed **DynaPlanet** as part of our ongoing strategic evolution*.

DynaPlanet is an intelligent 3D platform designed for the AI era.
Location-based multimedia content (text, images, audio, 3D) is unified by AI into a single ecosystem, where new value and experiences continuously circulate.

Portfolio of Offerings

DynaPlanet



Himeji Castle
JAPAN

World Heritage Site Himeji Castle – 3D Platform Demonstration

PreSpot**

Prepare your spot before you are there

A 3D stadium reservation web app that allows users to preview the views from selected seats before booking.

Note:*Effective as of July 1, 2026. **Released on July 1, 2026.

DynaPlanet is in the early stages of commercialization. While the platform has already generated initial revenue through commercial deployments, large-scale B2B, B2G, and OEM platform deployments remain in the early stages. We view DynaPlanet as a long-duration, recurring-revenue growth platform with increasing monetization opportunities over the coming years, rather than a near-term earnings driver.

16

DynaPlanet: Commercialization Has Begun, Scaling Is the Next Step A 3D spatial platform connecting real - world digital twins, dynamically updated cities and creator - built virtual worlds. Paid / custom 01 Real 3D Interiors High - precision indoor digital twins Stadiums, offices, factories, stations Use cases in facility management and real estate Paid / custom 02 Real 3D Cities Dynamic 3D cities from dashcam / sensor data Real - time updating and high - quality models Smart city, disaster prevention and mobility use cases Free / ecosystem 03 Virtual 3D Worlds AI - and creator - built virtual spaces Events, games, education and communities Studio planned to launch in January 2027 Current status Initial commercial revenue is already being generated through our existing DynaPlanet (e.g., PreSpot), deployed independently of Studio's planned January 2027 launch. Large - scale B2B, B2G and OEM platform deployments remain in the early stages, so we view DynaPlanet as a medium - to long - term growth option rather than a near - term earnings driver. 17

Long-Term Growth Roadmap — Management Targets

micAuto DynaPlanet

Next stage of "Be There Be Now"
will be created by our 2 platforms strategy


Mobility Physical AI

micAuto-PF

With the power of software,
we're expanding the future of
MOBILITY

DynaPlanet-PF

Through digital
3D SPACE,
we create brand-new value.


3D Intelligence Ecosystem

Allocations are subject to change and have not been approved by the board.

Investment	Amount JPY 0.5bn
Investment item	**Amount**
Expand OEM business	JPY 0.2bn
Evolve connected services	JPY 0.3bn
Total	**JPY 0.5bn**

Revenue target

micAuto-PF	As of	DynaPlanet-PF
JPY 55.0bn	Feb 2033	JPY 33.0bn
JPY 31.5bn	Feb 2030	JPY 10.5bn
JPY 19.0bn	Feb 2027	JPY 3.5bn

Allocations are subject to change and have not been approved by the board.

Investment	Amount JPY 1.0bn
Investment item	**Amount**
PreSpot	JPY 0.1bn
Platform development	JPY 0.3bn
App and content creation	JPY 0.2bn
Studio development	JPY 0.3bn
Advertising and promotion	JPY 0.1bn
Total	**JPY 1.0bn**

Targets disclosed in the September 2026 growth strategy presentation. They are not earnings forecasts and are not on a consolidated basis.

All figures are management targets, are not built up from individual projects, and may differ materially from actual results.
See the September 2026 growth strategy disclosure for full assumptions and cautionary statements: https://www.ir-micware.com/static-files/f4860a2d-ccfe-4dea-9b63-a223abb5c676

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Growth Strategy: Illustrative KPIs by Platform Operating KPIs behind the management revenue targets, as disclosed September 4, 2026 micAuto - PF End of this FY (Feb 2027) 7 OEM JPY 19.0bn Expanding the OEM business with micAuto - IVI Three years out (Feb 2030) 15 OEM JPY 31.5bn Building a service business in the SDV domain Six years out (Feb 2033) ~30 OEM JPY 55.0bn Extending automotive software to wider mobility DynaPlanet - PF End of this FY (Feb 2027) DynaPlanet Studio Launch Creators 10 JPY 3.5bn Apps 10 B2B projects 10 Three years out (Feb 2030) 1M Users JPY 10.5bn Creators 10k Apps 10k B2B projects 100 Six years out (Feb 2033) 10M Users JPY 33.0bn 19 Creators 100k Apps 100k B2B projects 300 Illustrative KPIs are management targets disclosed in the September 2026 Growth Strategy presentation, not earnings forecasts, and there is no assurance they will be achieved. "OEMs" includes automobile and motorcycle manufacturers. All figures are management targets, are not built up from individual projects, and may differ materially from actual results. See the September 2026 growth strategy disclosure for full assumptions and cautionary statements.

01 02 03 04 Commercial validation milestones ahead 05 Long - term optionality backed by planned investment Durable positioning with leading Japanese OEMs 20+ years of collaboration, mass - production know - how and reusable software assets Clear path from engineering to service / license revenue micAuto - PF explicitly bridges OEM Consulting, SDV Services and licenses / products External - OEM validation for micAuto - PF and scaling deployments for DynaPlanet can change the evidence base Management targets provide a long - term roadmap, funded by IPO proceeds and operating cash flow Near - Term Catalysts Why Invest Now? Now Now Near term Medium term Long term 20 Growth Horizon The core business is proven today; value creation from the growth options depends on commercial validation and scaling. Proven core economics and cash generation FY 2026 g r o s s m a rg i n o f 36 . 8% ; c a s h a n d c a s h eq ui v a l e n t s o f U S$52 . 9 m ※ ※ as of Feb 28, 2026, pre - IPO — excludes ~US$23.9m of IPO net proceeds received in May 2026

Contact

Micware Co., Ltd.

Phone: +81-3-6699-9899

Email: mic_ir@micware.co.jp

Address: 25th Floor Kobe Asahi Building, 59 Naniwa-machi, Chuo-ku Kobe, Hyogo, Japan 650-0035

Website: www.ir-micware.com

micware

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Supporting Materials Appendix

Investor Quick Facts Capital structure, geographic exposure and customer concentration SHARE CAPITAL GEOGRAPHIC REVENUE CUSTOMER CONCENTRATION Issued ordinary shares Shares outstanding (following IPO) 59.4M 61.3M 61,331,990 shares Treasury shares: 1.9M 1 ADS = 1 ordinary share As of the FY2026 Annual Report filing FY2026 revenue by market 98.5% Japan domestic market 1.5% Overseas 1 . 4 % United States 0 . 1 % Thailand 0 . 0 % Europe FY ended February 28, 2026 FY2026 revenue concentration 78.3% Top 3 customers 50 . 6% Honda Group 16 . 3% Toyota Group 11 . 4% Uni Electronics 21 . 7% Others 23 Customer groups aggregated under common control Source: Micware FY2026 Annual Report on Form 20 - F. Percentages may not sum due to rounding.

Non - GAAP Reconciliation: Adjusted Operating Profit February 29, 2024 For the Fiscal Years Ended February 28, 2025 February 28, 2026 February 28, 2026 Expenses (a) US$ JPY JPY JPY In thousands 15,149 2,364,008 2,160,301 1,892,397 Operating Profit 403 62,934 149,685 126,165 Plus: Listing - related and Transformational 15,552 2,426,942 2,309,986 2,018,562 Adjusted Operating Profit Adjusted income from operations is a financial measure that is not calculated in accordance with U . S . Generally Accepted Accounting Principles (“GAAP”) (collectively referred to as the “non - GAAP financial measures”), and the use of the terms adjusted income from operations may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures . We believe the non - GAAP financial measure provides investors with useful information with respect to our historical operations . We present the non - GAAP financial measure as supplemental performance measures because we believe it facilitates a comparative assessment of our operating performance relative to our performance based on our results under GAAP, while isolating the effects of some items that vary from period to period . Specifically, adjusted income from operations allows us to assess our performance without the impact of the specifically identified items that we believe do not directly reflect our core operations, including non - recurring costs, such as listing - related and transformational expenses, other non - recurring income, such as litigation - related reimbursement . The non - GAAP financial measure also functions as key performance indicator used to evaluate our operating performance internally, and it is used in connection with the determination of incentive compensation for management, including executive officers . All USD figures are based on the USD/JPY rate $1=¥156.05 (a) Represents listing - related and other transformational expenses incurred in connection with our IPO and corporate transformation initiatives for the fiscal years ended February 29, 2024 and February 28, 2025 and 2026. These costs were recognized as expenses in the statement of operations and were not recorded as direct deductions from equity. Note: All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board. 24

4. 9 5. 4 6. 5 7. 5 8. 6 9. 8 11. 2 12. 6 14. 0 15. 5 12. 0 12. 5 13. 0 13. 5 14. 0 14. 5 15. 0 15. 5 16. 1 16. 7 35 30 25 20 15 10 5 16 . 9 17 . 9 19 . 5 21 . 0 22 . 6 24 . 3 26 . 2 28 . 1 30 . 1 32 . 2 Global Market Size of the IVI Market, 2020 - 2029E Billion US$ 2025E - 2029E 2020 - 2024 CAGR 3.6% 3.9% Hardware 12.1% 15.1% Software 7.3% 7.6% Total Ha r d w a re Software Industry Overview 0 2 0 20 2 0 21 2 0 22 2 0 23 2 0 24 2 0 2 5 E 2 0 2 6 E 2 0 2 7 E 2 0 2 8 E 2 0 2 9 E Source: The Frost & Sullivan Report 25

Global Market Size of the Automotive Navigation System Market, 2020 - 2029E 2020 - 2024 2025E - 2029E CAGR 7.5% 7.3% 6,069. 0 6,524. 1 7,000. 4 7,532. 4 8,105. 0 8,688. 5 9,340. 2 10,031. 3 10,743. 6 11,527. 8 Million US$ 15,000 10,000 5,000 0 2 0 20 2 0 2 8 E 2 0 2 9 E Million US$ 2021 2022 2023 2024 2025E 2026E 2027E Global Market Size of the Digital Mapping Market, 2020 - 2029E 2020 - 2024 2025E - 2029E CAGR 7.8% 7.4% 1,740. 8 0 2 0 20 2 0 21 2 0 22 2 0 23 2 0 24 2 0 2 5 E 2 0 2 6 E 2 0 2 7 E 2 0 2 8 E 2 0 2 9 E Source: The Frost & Sullivan Report 26 1,854. 5 2,020. 2 2,175. 6 2,351. 4 2,517. 4 2,714. 3 2,911. 1 3,118. 3 3,344. 9 4 , 0 0 0 3 , 0 0 0 2 , 0 0 0 1 , 0 0 0 Industry Overview

Management Team Kenji Narushima Representative Director, President, Chairman, and Chief Executive Officer • Mr. Narushima founded Micware in March 2003. • Mr . Narushima served as an independent outside director of O - Well from June 2023 to May 2024 . • Mr . Narushima was a representative director of Narushima Hompo Co . , Ltd . from November 2017 to October 2018 . • Mr . Narushima worked for Step One Limited, a Kobe - based software and hardware developer (“Step One”), from April 1990 to February 2003 . • Mr . Narushima obtained a diploma in information processing from the College of Computing, Kobe Institute of Computing in Kobe, Hyogo in March 1985 . Masahide Shigeno Representative Director, Deputy President, Chief Technology Officer, and Member of the Nominating and Compensation Committee • Mr . Shigeno is one of the founding employees of Micware, and he has been primarily responsible for the technology of the entire Micware group . • Mr . Shigeno has served as a director at sdtech Inc . , a Japanese software developer and software engineering and design solution service provider, since September 2021 . • Mr . Shigeno was a software engineer at Step One from April 1993 to February 2003 . • Mr . Shigeno obtained a diploma in software from the College of Computing, Kobe Institute of Computing in Kobe, Hyogo in March 1993 . Kazunori Mori Director Chief Marketing Officer • Mr . Mori has been our director and chief marketing officer since May 2026 . He also concurrently serves as a director at our five Japanese subsidiaries since April 2026 . • Mr . Mori served as a general manager at Toyota Tsusho Corporation (TYO : 8015 ) at its Advanced Mobility Services Division from April 2024 to March 2026 . • Mr . Mori obtained a bachelor’s degree in business administration from Kobe University in March 2000 . Takuma Segawa Chief Financial Officer • Mr . Segawa has been our chief financial officer since September 2024 . • Mr . Segawa was our director from May 2020 to May 2025 and our executive officer from April 2016 to May 2020 . • Mr . Segawa is one of the founding employees of Micware . • Mr . Segawa was a software engineer at Step One from April 1996 to February 2003 . • Mr . Segawa obtained a bachelor’s degree in engineering from Osaka Electro - Communication University in Neyagawa City, Osaka in March 1996 . 27

Board of Directors Kenji Narushima Representative Director, President, Chairman, and Chief Executive Officer • Mr. Narushima founded Micware in March 2003. • Mr . Narushima served as an independent outside director of O - Well from June 2023 to May 2024 . • Mr . Narushima was a representative director of Narushima Hompo Co . , Ltd . from November 2017 to October 2018 . • Mr . Narushima worked for Step One Limited, a Kobe - based software and hardware developer (“Step One”), from April 1990 to February 2003 . • Mr . Narushima obtained a diploma in information processing from the College of Computing, Kobe Institute of Computing in Kobe, Hyogo in March 1985 . Masahide Shigeno Representative Director, Deputy President, Chief Technology Officer, and Member of the Nominating and Compensation Committee • Mr . Shigeno is one of the founding employees of Micware, and he has been primarily responsible for the technology of the entire Micware group . • Mr . Shigeno has served as a director at sdtech Inc . , a Japanese software developer and software engineering and design solution service provider, since September 2021 . • Mr . Shigeno was a software engineer at Step One from April 1993 to February 2003 . • Mr . Shigeno obtained a diploma in software from the College of Computing, Kobe Institute of Computing in Kobe, Hyogo in March 1993 . • Mr . Mori has been our director and chief marketing officer since May 2026 . He also concurrently serves as a director at our five Japanese subsidiaries since April 2026 . • Mr . Mori served as a general manager at Toyota Tsusho Corporation (TYO : 8015 ) at its Advanced Mobility Services Division from April 2024 to March 2026 . • Mr . Mori obtained a bachelor’s degree in business administration from Kobe University in March 2000 . Kazuyuki Kawabata Independent Director and Member of the Nominating and Compensation Committee • Mr . Kawabata has been our independent director since May 2020 . • Mr . Kawabata spent 46 years working at Awaji Shinkin Bank, a cooperative financial institution headquartered in Sumoto City, Hyogo . • Mr . Kawabata was a director and general manager at the Awaji Shinkin Bank from April 2014 to March 2019 . • Mr . Kawabata graduated from Hyogo Prefectural Sumoto Industrial Senior High School in Sumoto City, Hyogo in March 1970 . Kazunori Mori Director Chief Marketing Officer 28

Board of Directors



Asami Sadoi

Independent Director and Member of the Nominating and Compensation Committee

- Ms. Sadoi has been our independent director since June 2023.
- Ms. Sadoi has served as a president of Office muMore, where she provides consulting services regarding woman employees' career development since April 2021.
- Ms. Sadoi served as a representative director and president at Fujitsu Middleware Limited from June 2015 to March 2021.
- Ms. Sadoi obtained a bachelor's degree in international relations from Tsuda University in Tokyo in March 1981.



Yuko Osumi

Independent Director and Member of the Nominating and Compensation Committee

- Ms. Osumi has been our independent director since May 2025.
- Ms. Osumi has approximately 24 years of experience in the automobile industry.
- Ms. Osumi has been a global customer manager at Bose Automotive G.K., where she is responsible for sales and customer management for automotive sound system.
- Ms. Osumi obtained a bachelor's degree in international relations from Tsuda University in Tokyo in March 1998.



Rieko Okada

Independent Director and Member of the Nominating and Compensation Committee

- Ms. Okada has been our independent director since May 2025.
- Ms. Okada has 19 years of experience serving as a chief financial officer at Japanese technology companies.
- Ms. Okada obtained an associate degree in American and English Studies from Kansai Gaidai Junior College in Hirakata, Osaka, in March 1992, a Bachelor of Arts in Industry and Technology from the Open University of Japan in March 2012, and a master's degree in business administration from Kobe University in March 2022.



Jerzy Marek Rudzinski

Independent Director

- Mr. Rudzinski has been our independent director since September 2023.
- Mr. Rudzinski was a president of the board of directors of FQS Poland Limited, a Poland-based software developer which is a wholly owned subsidiary of Fujitsu Limited, from January 1998 to June 2023.
- Mr. Rudzinski obtained a Master of Science in Chemistry from University of Wroclaw, Poland, in September 1982, and a Doctor of Science in Computational Chemistry from Hokkaido University in March 1990.

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Our Principal Shareholders 30 Ordinary Shares Beneficially Owned P e rc en t Directors, Corporate Auditors, and Executive Officers (1) : 12 . 2% Kenji Narushima (2) 9 . 1% Masahide Shigeno (3) 7 . 1% Takuma Segawa (4) – Kazuyuki Kawabata – Asami Sadoi – Yuko Osumi – Rieko Okada – Jerzy Marek Rudzinski – Kazunori Mori – Hiroaki Fujita – Mitsunori Yabe – Wakako Isaka (Yaguchi) 27.6% All directors, corporate auditors, and executive officers as a group (12 individuals): 5% Shareholders: 11 . 5% Toyota (5) 11 . 5% Honda (6) 5 . 8% Hideaki Tokuhara 6 . 2% O - Well Corporation ("O - Well") (7) Note: (1) Unless otherwise indicated, the business address of each of the individuals is Kobe Asahi Building 25th Floor, 59 Naniwa - machi, Chuo - ku, Kobe, Hyogo 650 - 0035. (2) The aggregate number of Ordinary Shares beneficially owned by Mr. Kenji Narushima reflects (i) 6,266,000 Ordinary Shares, and (ii) an aggregate of 1,096,550 Ordinary Shares that may be issued upon exercise of stock options held by Mr. Narushima. (3) The aggregate number of Ordinary Shares beneficially owned by Mr. Masahide Shigeno reflects (i) 4,699,500 Ordinary Shares, and (ii) an aggregate of 751,920 Ordinary Shares that may be issued upon exercise of stock options held by Mr. Shigeno. (4) The aggregate number of Ordinary Shares beneficially owned by Mr. Takuma Segawa reflects (i) 3,665,610 Ordinary Shares, and (ii) an aggregate of 626,600 Ordinary Shares that may be issued upon exercise of stock options held by Mr. Segawa. (5) Represents an aggregate of 6,861,270 Ordinary Shares held directly by Toyota. The registered address of Toyota is 1 Toyota - Cho, Toyota City, Aichi Prefecture 471 - 8571, Japan. Toyota is listed on the Tokyo Stock Exchange, the Nagoya Stock Exchange, and the London Stock Exchange. Toyota is also a reporting company under the Exchange Act and is listed on the New York Stock Exchange. (6) Represents an aggregate of 6,861,270 Ordinary Shares held directly by Honda. The registered address of Honda is TORANOMON ALCEA TOWER 2 - 2 - 3 Toranomon, Minato - ku, Tokyo. Honda is listed on the Tokyo Stock Exchange. Honda is also a reporting company under the Exchange Act and is listed on the New York Stock Exchange. (7) Represents (i) 2,224,430 ordinary shares and 80,000 American Depositary Shares, each representing one ordinary share, held by O - Well, and (ii) 1,190,540 ordinary shares and 200,053 American Depositary Shares, each representing one ordinary share, held by Uni Electronics Inc., a wholly - owned subsidiary of O - Well, as of June 30, 2026. The registered address of O - Well is 5 - 13 - 9 Mitejima, Nishiyodogawa - ku, Osaka 555 - 0012, Japan. O - Well is listed on the Tokyo Stock Exchange.